Exhibit 99.1

VivoPower Announces Definitive Distribution Agreement to Distribute EV Fleet Charging Solutions

LONDON, May 15, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that it has signed a definitive partnership agreement (“Agreement”) for VivoPower to market and distribute Vital EV Solutions (“Vital EV”) fleet charging solutions globally.

Part of the Vital Group of companies, Vital EV is a specialist UK-headquartered company, offering a comprehensive range of electric vehicle charging solutions for fleet owners and is the official re-seller of Kempower charging stations and service solutions in the UK and across Africa. Kempower, headquartered in Finland, has the fastest EV fleet charging solutions on the market including for off-highway working environment applications.

Under the Agreement, VivoPower will be able to offer to its customers and partners a wide range of EV fleet charging products and services from Vital EV and Kempower for an initial term of 3 years. These products include multi-voltage lightweight movable rapid chargers, hub-and-spoke rapid and ultra-rapid charging systems, satellite dispensers as well as conventional station chargers.

The EV fleet charging solutions will be offered by VivoPower to complement Tembo’s EV conversion kits, which transform new and second-hand diesel-powered 4x4 Land Cruiser and Hilux vehicles into ruggedised EUVs for use in many sectors, including mining, infrastructure, government agencies, humanitarian, tourism, and agriculture. Tembo EV conversion kits are a key component of VivoPower’s turnkey sustainable energy solutions, designed to help corporate customers accelerate towards their net-zero carbon goals and to achieve cost savings.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said:

“VivoPower’s purpose is to generate sustainable energy solutions to help our customers and our planet. This partnership will allow VivoPower to bundle ancillary charging solutions for our fleet owning customers and partners who are seeking to electrify their fleets with the Tembo EV conversion kits. Vital EV’s solutions are differentiated from others in the market in that they offer satellite remote charging, off-road and ruggedised charging, as well as both DC and AC charging. This is highly relevant for some of the use cases of our customers, including for off-road and remote conditions.”

Alex Rae, Vital EV’s Director and General Manager, said:

“Vital EV are delighted to announce that VivoPower is set to become our partner as we extend the geographical reach of our highly reliable and future-proofed EV rapid charging solutions. VivoPower’s integrated focus on turnkey solutions complements our own objectives, which are to ensure all customers are supported with full product life-cycle services to ensure uptime and availability of critical charging infrastructure.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Vital EV

Vital EV is the UK market leader in the sales, service, and rental of Kempower (DC) rapid charging solutions. Its vision is to be the most trusted service provider within the EV charging sector by setting world-class customer service benchmarks and transforming customer expectations with honesty, integrity, and passion. Part of the Vital Group of companies, the business is led by a dynamic, innovative, and experienced management team. With a specialist understanding of power engineering and the automotive sector, it enjoys a successful track-record in delivering large-scale and technically complex project installations to an ever-growing customer base of EV users.

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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